SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 3Q16

Version 4.0
09/11/2016

Marketletter 3Q16

Summary

Page

Conference Call in Portuguese

November 11, 2016

2PM (GMT)

11AM (New York)

4PM (London)

Phone: 55 11 3137-8031

Password: 9532

Conference Call in English

November 11, 2016

2PM (GMT)

11AM (New York)

4PM (London)

Phone: 55 11 3137-8031

Password: 9532

Contact IR:

invest@eletrobras.com

www.eletrobras.com.br/elb/ri

Tel: 55 21 2514-6333

Preparation of the Marketletter:

Assistant to the CFO

Arlindo Soares Castanheira

Investor Relations Department

Paula Prado Rodrigues Couto

Market Reports Division

Bruna Reis Arantes

Fernando D'Angelo Machado

José Paulo de Araújo

Introduction	02
I. Consolidated Results Analysis	04
II. Parent Company Results Analysis	18
III. General Information	22
IV. Appendix: Information on Subsidiaries

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Rio de Janeiro, November 9th 2016 - Eletrobras (Centrais Elétricas Brasileiras S.A.) [BM&FBOVESPA: ELET3 and ELET6 - NYSE: EBR and EBR-B - Latibex: XELTO and XELTB] the largest company in the electricity sector in Latin America, operating in generation, transmission and distribution, the parent company of 14 subsidiaries, a participation company - Eletropar - a research center - Cepel and accounting for 50% of the social capital Itaipu Binacional, announces its results for the year.

Eletrobras presented in the accumulated result for the nine months 2016 (9M16), a net profit assigned to controlling shareholders of R$9,687 million, compared to a net loss of R$ 4,115 million recorded in the nine months of 2015 (9M15).

In the third quarter of 2016 (3Q16), the company presented a net profit of R$ 863 million, compared to a net loss attributable to controlling shareholders of R$ 4,012 million in the third quarter of 2015 (3Q15).

HIGHLIGHTS OF CONSOLIDATED RESULTS FOR THE 3Q16:

»Filing of the Form 20-F 2014 and 2015 with the SEC;

»Approval by ANEEL of the final value of R$ 2,579 million, base date of December 31, 2012, the RBSE of the subsidiary Eletronorte in the amount of R$;

»Approval of the privatization of CELG-D in the amount of R$ 913 million at the 166th EGM;

»Physical Aggregation of an average 1,518 MW of installed capacity in Power Generation;

»Physical Aggregation of 2,064 Km in Transmission;

»Net Operating Revenue of R$ 8,608 million;

»Negative Itaipu transfer in the amount of R$ 47 million;

»Accounting acknowledgment of the balance of approval of the subsidiary Eletronorte and monetary restatement relative to the RBSE in the Transmission Income in the amount of R$ 1,499 million;

»Negative CVA in the amount of R$ 197 million;

»Provisions for contingency in the amount of R$ 434 million;

»Impairment in the amount of R$ 263 million;

»Reversal of provision for onerous contracts in the amount of R$ 388 million;

»Investigation Findings in the net amount of R$ 159 million;

»Equity Interest in the amount of R$ 1,931 million, impacted by the RBSE in the  associated company CTEEP in the amount of R$ 1,651 million;

»Net financial income negative in the amount of R$ 1,489 million, impacted by monetary restatement relative to the compulsory loan claims in the amount of R$ 770 million;

»Provision for Income Tax/Social Contribution relative to the acknowledgment of RBSE in the amount of R$ 510 million.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

amounts in R$ million
	3Q16	3Q15%		2016	2015	%
Energy Sold - Generation GWh(1)	60.9	61.6	-1.1%	183,9	183.6	0.2%
Energy Sold - Distribution GWh(2)	4,364	4,425	-1.4%	12,883	12,898	-0.1%
Gross Revenue	10,345	10,746	-4%	53,451	31,937	67%
Gross Revenue Management (2)	8,376	8,009	5%	24,509	24,237	1%
Net Operating Revenue	8,608	7,902	9%	48,455	24,728	96%
Management Net Operating Revenue (3)	6,639	6,156	8%	19,512	19,655	-0.7%
EBITDA	3,237	-3,149	-203%	24,580	-2,233	1201%
Management EBITDA (4)	654	640	2%	2,415	2,513	-4%
Net income attrib. to contr. shareholders	863	-4,012	-122%	9,687	-4,115	335%
Management Net Income (5)	-1,559	64	-2520%	-427	-116	268%
Investments	2,194	2,720	-19%	6,770	6,381	6%

   (1)    Takes into account quota energy;

(2)    Excluding CELG-D;

(3)    Excluding CELG-D and Construction Revenue and Transmission Revenue from RBSE

(4)    Excluding (2), Impairment, onerous contracts, provisions for contingencies and investigation findings.

(5)    Excluding (3) and provision for Income Tax.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

I.             CONSOLIDATED INCOME ANALYSIS (R$ million)

9M16	9M15	CONSOLIDADO	3T16	2T16	3T15
9,866	9,344	Generation - Sale	3,486	3,325	3,221
2,157	2,701	Generation - Supply	783	733	838
927	2,020	Generation - CCEE (short term)	307	364	376
1,595	1,396	Generation - Income from Operation and Maintenance	572	513	479
103	190	Generation - Construction Income	98	23	37
-183	64	Generation – Itaipu Transfer (see II.3.a)	-47	11	-41
2,231	1,981	Transmission - Income from Operation and Maintenance	763	748	669
936	1,167	Transmission - Construction Income	150	474	516
27,889	603	Transmission - Return Rate Updates	1,718	25,993	195
6,465	10,258	Distribution - Sale and Supply	2,124	2,054	3,813
594	621	Distribution - Construction Income	222	215	263
-37	663	Distribution - CVA and other Financial Components	-197	91	103
909	927	Other Income	367	288	279
53,451	31,937	Gross Income	10,345	34,831	10,746
-4,996	-7,208	Income Deductions	-1,737	-1,746	-2,843
48,455	24,728	Net Operating Revenue	8,608	33,085	7,902
-6,960	-8,973	Energy purchased for resale	-2.362	-2,317	-2,719
-1,232	-1,306	Charges for the use of the electric network	-425	-401	-434
-795	-1,263	Fuel for electricity production	-315	43	-328
-1,633	-1,978	Construction	-470	-711	-815
37,835	11,208	Gross Revenue	5,036	29,698	3,607
-8,125	-8,096	Personnel, Supplies, Services	-2,891	-3,021	-2,810
-271	-282	Remuneration and Reimbursement	-79	-95	-76
-1,328	-1,349	Depreciation and Amortization reversal	-443	-451	-423
-211	0	Investigation Findings	-211	0	0
-7,137	-5,248	Operating Provision/Reversal	-549	-3,574	-4,019
20,763	-3,767	Results before Shareholders’ Equity	863	22,558	-3,722
2,489	185	Shareholders’ Equity	1,931	376	149
23,252	-3,582	Result before Financial Result	2,794	22,934	-3,573
1,515	1,466	Revenue from Interest and Financial Investments	622	391	454
48	811	Net Monetary Update	45	124	525
-339	120	Net Currency Rate Variation	24	-178	-122
-4,838	-3,533	Debt charges	-1,847	-1,484	-1,283
-109	-30	Shareholders Debt Charges	-56	-42	-11
0	996	Remuneration of Indemnities - Law 12,783/13	0	0	131
-343	157	Outros resultados financeiros	-277	-43	-36
19,186	-3,595	Result before Income Tax and Social Contribution	1,305	21,702	-3,915
-9,415	-921	Income Tax and Social Contribution	-430	-8,911	-310
9,771	-4,516	Net Profit/Loss for the Year	875	12,791	-4,225
84	-401	Equity attributable to Non-Controlling shareholders	12	69	-213
9,687	-4,115	Net Profit/Loss Attrib. to Controlling Shareholders	863	12,722	-4,012

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

9M16	9M15	Management Statement of Income*	3Q16	3Q15
14,362	15,525	Generation Income	5,101	4,873
2,810	2,585	Transmission Income	982	863
6,428	5,402	Distribution Income	1,926	2,074
909	725	Other Income	367	199
24,509	24,237	Gross Management Income	8,376	8,009
-4,996	-4,582	Deductions from Income	-1,737	-1,853
19,512	19,655	Net Operating Revenue	6,639	6,156
-8,987	-9,226	Operating Costs	-3,102	-2,780
-8,125	-7,362	Personnel, Material and Services	-2,891	-2,558
-1,328	-1,261	Depreciation and Amortization	-443	-394
-600	-457	Operating Provisions	-240	-252
-271	-282	Other Operating Costs and Expenses	-79	-76
201	1,066		-116	96
886	185	Shareholders’ Equitys	328	149
1,087	1,251		212	246
-2,007	-266	Financial Result**	-719	-52
-919	985	Management Income Before Tax	-508	194
-640	-921	Income Tax and Social Contribution	80	-310
-1,559	64	Net Management Profit/Loss	-427	-116

* Excluding income and expenses with construction, Transmission revenue with RBSE, Investigation Findings, Impairment, onerous contracts, provisions for contingencies and provision for Income Tax.

** Excluding the shareholding equity from CTEEP that were impacted by the RBSE.

I.1 Main variations in the Income Statement

Variations in the Income Statement (9M16 x 9M15)

The Result for the 9M16 recorded an increase by 335% relative to the 9M15, with a  net profit attributable to controlling shareholders in the amount of R$ 9,687 million in the 9M16 compared to a net loss attributable to controlling shareholders in the amount of R$ 4,115 million in the 9M15.

Management result in the 9M16 went from a managerial net income of R$ 64 million in the 9M15 to a managerial net loss of R$ 1,559 million in the 9M16.

Operating Income:

The Net Operating Income in the amount of R$ 48,458 million represented, in the 9M16, an increase by 96% compared to the 9M15, when it was recorded in the amount of R$ 24,728 million.

The Management Net Operating Income in the amount of R$ 19,512 million represented, in the 9M16, a decrease by 0.57% compared to the 9M15, when it was recorded in the amount of R$ 19,655 million. In the analysis by segments, we present the following highlights:

»     The Generation Income decreased by 8.0%, from R$ 15,715 million in the 9M15 to 14,464 million in the 9M16. The sale of energy in the spot market increased from R$ 2,020 million in the 9M15 to R$ 927 million in the 9M16, mainly due to the reduction of the Settlement of Differences Price (PLD) in 2016. The supply income also presented a reduction, by 20%, from R$ 2,701 million in the 9M15 to R$ 2,157 million in the 9M16, reflecting the deverticalization of Amazonas Energia, as the electricity sold by the generation assets, which was previously classified as supply began to be recorded in the Sales Account of Amazonas GT, with no effect in the consolidated revenue but with an inter-quota effect; and (ii) reflecting the changes in the contractual conditions for the sale to northeastern industries by Chesf, as established pursuant to Law 13,182/1515. Income from sales increased from R$ 9,344 million to R$ 9,866 million, influenced by the growth in revenue from subsidiary Electronuclear, as a result of the increase in income contracted in 2016 (according to ANEEL RH 2006) for Angra 1 and 2 and the positive balance relative to the variable portion of these plants. The total volume of energy sold by the Eletrobras companies increased from 183.6 TWh in the 9M15 to 183.9 TWh in the 9M16. Income from Operation and Maintenance of Power Plants renewed pursuant to Law 12,783/2013 increased from R$ 1,396 million to R$ 1,595 million, mainly influenced by RAG's annual adjustment in July 2016. Income from construction increased from R$ 190 million in 9M15 to R$ 103 million in 9M16, but no effect since it has an equivalent amount recorded at cost of construction.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

»     Transmission Income increased by 728%, from R$ 3,752 million in the 9M15 to R$ 31,055 million in the 9M16, influenced mainly by the effect of MME Ordinance 120, dated April 20th, 2016, which established the conditions for payment and remuneration relative to the Basic Grid, Existing Services (RBSE), with impact on transmission income, on the transmission rates update account, in the amount of R$ 27,310 million. Thus, Transmission Income, excluding the effects of RBSE accounting and construction income, would have increased by 9%. Operation and Maintenance Income from Transmission Lines not yet renewed and renewed pursuant to Law 12,783/2013) went from R$ 1,981 million in the 9M15 to R$ 2,231 million in the 9M16, mainly influenced by revision of the RAP ( Allowed Annual Revenue). Construction Income decreased from R$ 1,167 million in the 9M15 to R$ 936 million in the 9M16, without effect on the result, since it has an equivalent amount recorded as cost of construction.

»     Distribution Income decreased by 39%, from R$ 11,542 million in the 9M15 to R$ 7,022 million in the 9M16, strongly influenced by the deconsolidation of CELG-D, due to the decision in favor of the privatization this distribution company, that is expected to occur by the end of 2016. Excluding CELG-D’s income in the 9M15, income from the distribution segment would increase by 26.9%, from R$ 5,165 million in the 9M15 to R$ 7,022 million in the 9M16. Income increase was largely due to Sales Income, which increased from R$ 5,165 million in the 9M15 (excluding CELG-D) to R$ 6,465 million in the 9M16, negatively offset by the reduction in income from CVA which changed from R$ 237 (excluding CELG-D) to R$ 37 million, due to the difference in the average price of the energy purchase contracts (R$ 200.27/MWh) and the transfer price of the average ACR in the tariffs (R$ 295.10/MWh). The amount of energy sold increased from 12.90 TWh in the 9M15 (excluding CELG-D) to 12.88 TWh in the 9M16. Income from construction changed from R$ 621 million in the 9M15 to R$ 594 million in the 9M16, but without effect on the result since it has an equivalent amount recorded at cost of construction.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Operating Costs

The Operating Costs and Expenses decreased by 21%, from R$ 13,520 million in the 9M15 to R$ 10,620 million in the 9M16.

Operating costs, in the managerial view, decreased by 3%, from R$ 9,226 million in the 9M15 to R$ 8,987 million in the 9M16. In the analysis, we present the following highlights:

- Electricity Purchased for Resale decreased by 22.4%, from R$ 8,973 million in the 9M15 to R$ 6,960 million in the 9M16. Excluding CELG-D in the 9M15, Electricity Purchased for Resale would increase by 2.7%, from R$ 6,778 million in the 9M15 to R$ 6,960 million in the 9M16. Relative to Energy Purchased for Resale, R$ 3,147 million correspond to the purchase by generation companies, excluding purchases among Eletrobras' subsidiaries, and R$ 3,813 million in energy purchased by the Distribution Companies.

- In the Electricity Network Use account a reduction by 5.7% was recorded. In the 9M15 a net expense in the amount of R$1,306 million was recorded; in the 9M16 a net expense in the amount of R$ 1,232 million was recorded.

- The Fuel for Electricity Production account recorded a reduction by 37%. In the 9M15, an expense in the amount of R$ 1,263 million was recorded, compared, in the 9M16, to an expense in the amount of R$ 795 million, due mainly to the deactivation of some of Amazonas Energia's plants which operated with fuel, reclassification of fuel costs to other operating expenses, specifically rental costs with lessors of generation units of the isolated system, pursuant to MME Ordinance 015/2016, and to the reduction of generation in Eletrobras companies' thermal power plants in 2016, especially Santa Cruz, Roberto Silveira, Aparecida and Mauá TPP's.

Costs and Expenses

Operating Costs and Expenses increased by 14%, from R$ 14,975 million in the 9M15 to R$ 17,072 million in the 9M16. In the analysis, we present the following highlights:

- In the 9M16 the sum of Personnel, Material, Services and Other (PMSO) accounts increased by 0.4%, from R$ 8,096 million in the 9M15 to R$ 8,125 million in the 9M16. The Personnel, material Services and Others accounts presented, respectively, an increase by 1.1%, a decrease by 5.5% and 4.1% and increase of 5.3%. Excluding CELG-D’s expenses in the 9M15, the sum of the Personnel, material, service and others accounts present an increase by 10.4%, from R$ 7,362 million in the 9M15 to R$ 8,125 million in the 9M16. Excluding CELG-D, the Personnel account increased by 7.0%, from R$ 4,114 million in the 9M15 to R$ 4,402 million in the 9M16, influenced by the 2015 collective bargaining agreement, and positively offset by the dismissal of contracted personnel who held positions in committee, demonstrating the Company's resolve to reduce expenses. The Services account, excluding CELG-D, increased by 16.3%, from R$ 1,713 million in the 9M15 to R$ 1,992 million in the 9M16, mainly due to the hiring of internal investigation expenses. The Supplies account decreased by 0.1%, from R$ 219.0 million in the 9M15 to R$ 218.9 million in the 9M16.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

The Other Operating Expenses account, excluding CELG D expenses, increased by 14.9% from R$ 1,316 million in 9M15 to R$ 1,513 million in 9M16, mainly due to (i) the growth of expenses in the subsidiary Amazonas GT in due to the appropriation of fuel expenses of PIEs (rented units) was allocated to "rent costs" under "other operating expenses" and no longer in the fuel account, pursuant to MME Ordinance No. 015/2016, in the amount of Approximately R$ 400 million; (ii) the write-off of invoices for losses on receivables from CEPISA, which were previously in the PCLD, especially for AGESPISA. In addition, 9M15 was positively affected by the recognition in favor of Eletronorte of the amount of R $ 170 million relating to the advantageous purchase in the acquisition of equity interest in the companies NBTE and CI.

	9M16	9M15	Variation	(%) including CELG D	(%) excluding CELG D
Personnel	-4,402	-4,352	-4,114	1.1%	7.0%
Material	-219	-232	-219	-5.5%	-0.1%
Services	-1,992	-2,076	-1,713	-4.1%	16.3%
Others	-1,513	-1,436	-1,316	5.3%	14.9%
Donation and Contribution	-8,125	-8,096	-7,362	0.36%	10.37%
Other Operating Expenses	-1,992	-2,076	-1,713	-4.1%	16.3%
TOTAL PMSO	-8,125	-8,096	-7,362	0.36%	10.37%

Operating Expenses were also influenced by the results of the independent investigation conducted by Hogan Lovells, in the gross amount of R$ 300 million and in the net amount of R$ 211 million, considering that there was a reversal of impairment previously recorded in certain projects, which were written off under Expenses as shown in the following table. It is important to note that, in the Forms 20F for 2014 and 2015, these findings were recorded in various periods (i.e., R$ 4 million on the Form 20F 2014 and R$ 154 million on the Form 20F 2015), considering that the records resulting from the independent investigation were recorded each in the respective financial statement that was open. For purposes of filing of the financial statements with the CVM, the records were fully made in the 3Q16.

Adjustments 3Q 16	09/30/2016
Investigation Findings	-303
Angra 3	-141
Simplicio	-3
Maua 3	-67
SPEs	-91

Reversal of Impairment	144
Angra 3	142
Simplicio	3

Total Adjustments	-159

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

- The operating provisions increased from R$ 5,248 million in the 9M15 to R$ 7,137 million in 9M16. In the 9M16, Operating provisions were influenced mainly by the impairment in the amount of R$ 2,611 million and the provision for onerous contract in the amount of R$ 1,133 million relative to the development of the Angra 3 nuclear power plant. The amount of the impairment is net of the  reversal of impairment in the amount of R$ 144 million relative to the write-off of the investigation findings that were recorded under operating expenses. Another significant impact is the Provision for Contingencies in the amount R$ 2,786 million, caused mainly by the provision relative to court proceedings involving the compulsory loan in the amount of R$ 2,060 million.

The provision for contingencies also had an impact on the distribution company Amazonas Energia, due to the reclassification of risk in the amount of R$ 130 million referring to eight tax assessments issued by SEFAZ / AM due to the absence of reversal of ICMS credits over losses Of electricity.

R$ million
Consolidated	9M16	9M15
Guarantees	29	17
Contingencies	2,786	1,545
PCLD - Consumers and Resellers	355	324
PCLD - Loans and Financing	13	12
Unsecured Liabilities in Subsidiaries	0	0
Onerous Contracts (Item I.3)	1,133	-237
Losses on Investments	0	70
Impairment (Item I.3)	2,611	3,386
Adjustment to Market Value	0	61
Other	209	71
Total Operating Provisions	7,137	5,248

Note: Negative values in the table above indicate reversals of provisions.

Shareholders’ Equitys

- Shareholders’ Equity recorded an increase by 1,246%, resulting from a recording of a positive amount of R$ 185 million in the 9M15 to a positive amount of R$ 2,489 million in the 9M16, especially due to the acknowledgment of RBSE by the associated CTEEP, with an impact on the equity of Eletrobras in the amount of R$ 1,651 million.

Financial Income

- The Net Financial Income increased from a net expense of R$ 13 million in the 9M15 to a net expense of R$ 4,066 million in the 9M16. This variation is mainly due to the full receipt of the interest and monetary restatements relative to the 1st tranche of the credits referring to the non-depreciated and non-amortized assets of the concessions renewed pursuant to Law 12,783/2013, reflected in the indemnity remuneration account due to the full payment of the tranche. In addition, the Monetary Restatement account decreased by 94%, from an income of R$ 811 million in 9M15 to an income of R$ 48 million in 9M16, mainly due to the accounting of non-current monetary restatement, relative to compulsory loan claims, in the amount of R$ 1,998 million. The Financial Result was also significantly affected by the exchange variation, which went from a net income of R$ 120 million in the 9M15 to a net expense of R$ 339 million in 9M16, due to the variation of the dollar in the year.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Income tax and social contribution

The provision for Income Tax and Social Contribution (CSLL) increased from an expense of R$ 921 million in 9Q15 to an expense of R$ 9,415 million in 9Q16, influenced by the increase in deferred taxes mainly due to the effect of accounting for the Basic Grid, Existing Services (RBSE).

Consolidated	9M16	9M15
Current Income Tax and Social Contribution	-604	505
Deferred Income Tax and Social Contribution	-8,811	416

Variations in the Income Statement (3Q16 x 3Q15)

In the 3Q16, Eletrobras recorded a net profit attributable to controlling shareholders in the amount of R$ 863 million, compared to a net loss attributable to controlling shareholders in the amount of R$ 4,012 million in the 3Q15.

The Management Result in the 3Q16 recorded a decrease by 268% relative to the 3Q15, with a net management loss in the amount of R$ 427 million in the 3Q16 compared to a net management loss in the amount of R$ 116 million in the 3Q15.

Operating Revenue

The Net Operating Revenue in the amount of R$ 8,608 million in the 3Q16, represented an increase by 9% relative to the 3Q15, when it was recorded in the amount of R$ 7,902 million.

The Net Management Operating Revenue in the amount of R$ 6,639 million in the 3Q16, represented an increase by 8% relative to the 3Q15, when it was recorded in the amount of R$ 6,156 million. In the analysis by segments, we present the following highlights:

»     The Generation Revenues increased by 5.9%, from R$ 4,909 million in the 3Q15 to R$ 5,199 million in the 3Q16. This increase was influenced by the increase in Supply revenue, from R$ 3,221 million in the 3Q15 to R$ 3,486 million in the 3Q16, due mainly to extra revenue in the 1st auction, obtained in the 3Q16, with the revaluation of physical guarantee of the Candiota IIII - Phase C Thermal Plant to an average of 221 MW. The Sales revenue also decreased by 6.6%, from R$ 838 million in the 3Q15 to R$ 783 million in the 3Q16, influenced by (i) the deverticalization of Amazonas Energia, since the electricity sold by the aforementioned generation company, which was previously classified as supply started to be accounted for in the Sales account of Amazonas GT, without effect in the consolidated result due to the consolidation of Eletrobras’ Companies, and (ii) the changes in the contractual conditions for the sale to northeastern industries by Chesf, as established pursuant to Law 13,182/1515. Revenues from Operation and Maintenance of Power Plants renewed pursuant to Law 12,783/2013 increased from R$ 479 million in the 3Q15 to R$ 572 million in the 3Q16, mainly influenced by RAG's annual adjustment in July 2016. Revenues from energy sales in the short term (CCEE) increased from R$ 376 million in the 3Q15 to R$ 307 million in the 3Q16, strongly influenced by the decrease in the Price of Settlement of Differences (PLD). There was also an increase in Construction Revenues, from R$ 23 million in the 3Q15 to R$ 98 million in the 3Q16, but with no effect on the result of the 3Q16, since it has equivalent amount recorded at construction cost. The Itaipu Transfer decreased from a negative amount of R$ 41 million in the 3Q15 to a  negative amount of R$ 47 million in the 3Q16, influenced by the effects of the dollar's variation on the monetary adjustment based on the American price indices Commercial Price and Industrial Goods. The total volume of energy sold by the Eletrobras companies decreased from 62.0 TWh in the 3Q15 to 61.20 TWh in the 3Q16.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

»     The Transmission Revenues increased by 90.8%, from R$ 1,379 million in the 3Q15 to R$ 2,631 million in the 3Q16, influenced mainly by the effect of MME Ordinance Number 120, of April 20th, 2016, which established the terms of payment and remuneration on the Basic Grid, Existing Services (RBSE), with an impact on the transmission revenue, in the return rates update account, in the amount of R$ 1,499 million. Transmission Revenues, excluding the effect of RBSE accounting, would have increased by 14%.  The construction revenue decreased from R$ 516 million in the 3Q15 to R$ 150 million in the 3Q16, with no effect on the result because it has equivalent amount recorded at construction cost. Excluding the RBSE, revenue from the return rates update would increase by 13%, from R$ 1,195 million in the 3Q15 to R$ 1,219 million in the 3Q16. Operating and Maintenance Revenue increased by 14.2%, from R$ 669 million in 3Q15 to R$ 763 million in the 3Q16.

»     The Distribution Revenue decreased by 48.6%, from R$ 4,178 million in the 3Q15 to R$ 2,148 million in the 3Q16, influenced by the deconsolidation of CELG-D in view of the decision favoring its privatization. Excluding CELG-D's revenue in the 3Q16, the distribution segment revenues would show a decrease by 3.6%, from R$ 2,229 million in the 3Q15 to R$ 2,148 million in the 3Q16. This decrease was mainly influenced by the decrease by 335% in net CVA and other financial components, from R$ 84 million (excluding CELG-D) in the 3Q15 to a net expense of R$ 197 million in the 3Q16. The Sales and Supply Revenue increased from R$ 1,990 million in the 3Q15 to R$ 2,124 million in the 3Q16, excluding Celg-D in the 3Q15. The Construction revenue decreased from R$ 263 million in the 3Q15 to R$ 222 million in the 3Q16, but with no effect on the result since it has equivalent amount recorded at construction cost. The amount of energy sold decreased from 4.42 TWh in the 3Q15 to 4.36 TWh in the 3Q16, excluding CELG-D in the 3Q15.

Operating Costs

Operating costs decreased by 17%, from R$ 4,296 million in the 3Q15 to R$ 3,572 million in the 3Q16.

Management Operating Costs, in the amount of R$ 3,102 million, dereased by 11.6% in the 3Q16 compared to the 3Q15, when the amount of R$ 2,780 million was recorded. In the analysis, we present the following highlights:

- The Electricity purchased for resale decreased by 13%, from R$ 2,719 million in the 3Q15 to R$ 2,362 million in the 3Q16. Excluding CELG-D's expenditures with the purchase of electricity for resale, the company would present an increase by 15% and the amount of R$ 2,053 million in the 3Q15. This result was mainly influenced by the adjustment recorded in the 3Q15 arising from injunctions against surplus payments regarding the GSF due to the 2015 hydrological crisis, especially by the subsidiary Eletronorte, which positively impacted the result of the 3Q15

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

- In the Fuel for electricity production account, in the 3Q15, an expense in the amount of R$ 328 million was recorded, while in the 3Q16 a net expense in the amount of R$ 315 million was recorded. The result of the 3Q16 was impacted by ANEEL's      Resolution 679/2015, of September 1st, 2015, which modified the criteria for receiving fuel reimbursement, in order to reduce the deadline for receipt of these funds by the supplier. In the 3Q16, the result was impacted by the decrease in generation in the Eletrobras Companies’ thermal power plants.

Operating Expenses

Operating expenses decreased by 43%, from R$ 7,329 million in the 3Q15 to R$ 4,173 million in the 3Q16.

The operating expenses, in managerial view, in the amount of R$ 3,653 million, increased by 11% relative to the 3Q15, when an amount of R$ 3,279 million was recorded. In the analysis, we present the following highlights:

- In the 3Q16, the sum of the Personnel, Material, Services and Other (PMSO) accounts increased by 2.9%, from R$ 2,810 million in the 3Q15 to R$ 2,891 million in the 3Q16. The Personnel, material, services and others accounts presented, respectively, a decrease by 9.2%, an increase by 8.5% and a decrease by 5.1% and increase of 119%. Excluding CELG-D's expenses in the 3Q15, the PMSO sum increased by 13% at R$ 2,558 million in the 3Q15. Excluding CELG-D, the Personnel account decreased by 4.5%, from R$ 1,631 million in the 3Q15 to R$ 1,557 million in the 3Q16, even with the impact of the 2016 collective bargaining agreement. The Material account increased by 14.2%, from R$ 76 million in the 3Q15 to R$ 87 million in the 3Q16 influenced by the annual readjustment in the contracts. The Services account, excluding CELG-D, increased by 13.8%, from R$ 657 million in the 3Q15 to R$ 747 million in the 3Q16, mainly due to the internal investigation expenses.

Other operating expenses, excluding Celg D, increased by 158%, from R$ 94 million in 3Q15 to R$ 500 million in 3Q16, mainly due to the following factors affecting the subsidiary Amazonas GT: (i) loss of R $ 67 million referring to the results of the research conducted by Hogan Lovells for UTE Mauá 3; Ii) effect of Ordinance MME nº 015/2016 that reduces the fuel bill, affecting the other expenses account, increasing the expense in rents.

	3Q16	3Q15	3Q15*	(%) including CELG D	(%) excluding CELG D
Personnel	1,557	1,715	1,631	-9.2%	-4.5%
Supplies	87	80	76	8.5%	14.2%
Services	747	788	657	-5.1%	13.8%
Other	500	228	194	119.2%	158.0%
Donations and Contributions	51	41	41	22.2%	22.2%
Other Operating Expenses	450	187	221	140.7%	103.4%
TOTAL PMSO	2,891	2,810	2,558	2.9%	13.0%

- The Operating Provisions increased from a provision of R$ 4,019 million in the 3Q15 to a provision of R$ 549 million in the 3Q16. In the 3Q16, the Operating Provisions were influenced mainly by the Provision for Legal Contingencies, amounting to R$ 434 million, influenced by (i) provision for compulsory loans in the net amount of R$ 175 million; (ii) the risk reclassification of the distribution subsidiary Amazonas Energia, in the amount of R$ 130 million, relative to eight infringement notices issued by SEFAZ/AM due to the lack of ICMS reversal credits for electricity losses. The Operating Provisions were also influenced by the impairment, in the amount of R$ 263 million, partially offset by the reversal of a provision for onerous contract in the amount of R$ 388 million.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Consolidated	3Q16	2Q16
Guarantees	13	5
Contingencies	434	445
PCLD - Consumers and Resellers	195	71
PCLD - Loans and Financing	4	4
Unsecured Liabilities in Subsidiaries	0	0
Onerous Contracts (Item I.3)	-388	-82
Losses on Investments	0	22
Impairment (Item I.3)	263	3.386
Adjustment to Market Value	0	61
Other	27	108
Total Provisions	549	4,019

- The Operating Expenses were also influenced by the results of the independent investigation conducted by Hogan Lovells, in the gross amount of approximately R$ 300 million and in the net amount of R$ 211 million, considering that there was reversal of impairment previously recorded in certain projects, which were written-down in the 3Q16 as expenses.

Equity Interest

- Equity Interest presented a positive result of R$ 149 million in the 3Q15 and a positive result of R$ 1,931 million in the 3Q16, and we highlight the acknowledgment of the RBSE by the associated company CTEEP, which led Eletrobras to an equity interest in the amount of R$ 1,603 million.

Financial Revenue

- The Financial Result went from a net expense of R$ 343 million in the 3Q15 to a net expense of R$ 1,489 million in the 3Q16. This variation is mainly due to the full receipt of the interest and monetary restatements relative to the 1st tranche of the credits referring to the non-depreciated and non-amortized assets of the concessions renewed pursuant to Law 12,783/2013, reflected in the indemnification account due to the full payment of the tranche in 2015. In addition, the monetary restatement account decreased from R$ 525 million in the 3Q15 to R$ 45 million in the 3Q16, mainly due to the accounting of monetary restatement relative to compulsory loan claims.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

I.2 Energy Sales

I.2.1 Energy sold in the 9M16 - Generation Companies - TWh

In terms of evolution of the energy market, the Eletrobras Companies sold, in the 9M16, 132.8 TWh compared to 133.2 TWh traded in the same period last year, representing a reduction by 0.3%.

I.2.2 Energy Sold in the 9M16 - Distribution Companies - TWh

In terms of evolution of the energy market, the Eletrobras Distribution Companies sold, in the 9M16, sold 12.88 TWh, compared to 12.90 TWh traded in the same period last year, representing a reduction by 0.1%.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

I.3 Impairments and Onerous Contracts

	Accumulated
Impairment	2016	2015	9M16	3Q16*	2Q16	1Q16
Generation	11,511	8,804	2,707	300	2,414	-7
Angra 3	8,636	6,064	2,572	158	2,414	0
Samuel	418	418	0	0	0	0
Simplicio	381	383	-2	-2	0	0
Batalha	559	559	0	0	0	0
Other	1,518	1,381	137	144	0	-7
Transmission	1,204	1,307	-103	-37	-66	0
Distribution	518	518	0	0	0	0
Total	13,233	10,629	2,604	263	2,348	-7

* The reversal of impairments that occurred in the 3Q16 relative to Angra 3 and Simplício were reclassified as operating expenses, due to the results of the independent investigation.

		R$ million
Onerous Contracts	Consolidated Balance			Change in 2016 *
	2016	2015	3Q16	2Q16	1Q16
Transmission
Contract 062/2001	557	729	-58	-57	-58
Camaçari IV - Sapeaçu TL	94	99	-1	-6	2
Other	42	67	-7	-24	6
	693	896	-66	-87	-50
Generation
Camaçari	68	80	-13	-4	4
Funil	77	84	-2	-2	-2
Coaracy Nunes	228	228	0	0	0
Marimbondo	67	80	-4	-4	-4
Angra 3	1,378	0	-299	0	1,677
Other	121	130	-3	-3	-3
	1,938	602	-321	-13	1,672
Distribution
Intangible	0	0	0	0	0

TOTAL	2,631	1,498	-387	-101	1,622

* The table takes into account an increase by R$ 50 million from the onerous contract of Amazonas Energia intangible assets, which does not transit in the result.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

I.4 Consolidated EBITDA

EBITDA	9M16	9M15	(%)
Result for the year	9,771	-4,516	316%
+ Provision Income Tax and Social Contribution	9,415	921	922%
+ Financial Result	4,066	13	31033%
+ Amortization e Depreciation	1,328	1,349	-2%
= EBITDA	24,580	-2,233	1201%
ADJUSMENTS
Celg D	0	52	-100%
Effects Basic Grid, Existing Services(RBSE)	-27,310	0	-100%
Contingencies	2,788	1,545	80%
Onerous contracts	1,274	-237	637%
Investigation Findings	211	0	100%
Impairment	2,474	3,386	-27%
Shareholdings CTEEP	-1,603	0	-100%
= MANAGEMENT EBITDA	2,415	2,513	-4%

I.4.1 EBITDA of Subsidiaries *

In the 3Q16 the sum of Eletrobras subsidiaries' EBITDA was positive in the amount of R$ 2,154 million, which represents an increase by 181%, compared to the positive EBITDA of R$ 2,671 million in the 3Q15.

In the 9M16 the Eletrobras subsidiaries' EBITDA was positive the amount of R$ 25,605 million.

EBITDA R$ million
Company	9M16	9M15%		3Q16	3Q15	(%)
Eletronorte	4,977	1,500	232%	1,042	759	37%
Chesf	9,046	131	6803%	349	32	984%
Furnas	14,573	1,211	1104%	1,164	617	89%
Eletronuclear	-3,277	-3,058	7%	235	-3,355	-107%
Eletrosul	1,857	42	4316%	180	63	186%
CGTEE	-25	-58	-57%	37	31	20%
Amazonas G&T	-172	0	-	-123	0	-
Subtotal	26,979	-232	-11711%	2,885	-1,853	-256%
Distribution Companies	-1,374	-711	93%	-731	-818	-11%
Total	25,605	-943	-2816%	2,154	-2,671	-181%
EBITDA MARGIN
Company	9M16	9M15	p.p.	3Q16	3Q15 *	p.p.
Eletronorte	69.9%	33.6%	36.3	14.6%	61.8%	-47.2
Chesf	78.2%	4.7%	73.5	3.0%	3.7%	-0.7
Furnas	83.2%	24.9%	58.2	6.6%	48.0%	-41.4
Eletronuclear	-171.0%	-209.8%	38.8	12.3%	-528.1%	540.4
Eletrosul	67.8%	3.6%	64.2	6.6%	16.9%	-10.3
CGTEE	-5.2%	-19.3%	14.1	7.7%	226.1%	-218.3
Amazonas G&T	-69.0%	-	-	-49.1%	0.0%	-49.1
Subtotal	64.9%	-1.5%	66.4	6.9%	-41.5%	48.5
Distribution Companies	-24.5%	-8.0%	-16.5	-13.0%	-42.5%	29.5
Total	54.3%	-3.9%	58.2	4.6%	-41.8%	46.4

EBITDA = Net profit for the year plus income taxes, net financial expenses, interest income and depreciation, amortization and depletion, as determined by CVM Instruction 527/12.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

p.p. = percentage points

Source: Financial Statements presented in the Appendix to this document.

* The result of the 1S15 was adjusted to not consider CELG-D so as to maintain comparability between the periods.

I.6 Net Debt

	R$ million
Net Debt	9M16	2015
Financing payable without RGR	39,120	40,521
(-) (Cash and Cash Equivalent + Marketable Securities)	6,758	8,432
(-) Financing Receivables without RGR	11,679	15,353
(-) Itaipu Financial Assets Net Balance*	1,552	2,621
Net Debt	19,130	14,116
* See item II.2 "a.1".

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

II.          Analysis of the Parent Company's Results

Eletrobras presented, in the result of the 9M16, a net profit in the amount of R$ 9,687 million, compared to a net loss of R$ 4,115 million recorded in the 9M15.

Eletrobras presented, in the result of the 3Q16, a net profit in the amount of R$ 863 million compared to a loss of R$ 4,012 million in the 3Q15.

This result of the 3Q16 was decisively influenced by: (i) Equity Earnings in the amount of R$ 21,502 million, mainly influenced by the effect of MME Ordinance Number 120, of April 20th, 2016, which established the terms of payment and remuneration on the Basic Grid, Existing Services (RBSE); (ii) Unsecured liabilities in subsidiaries in the amount of R$ 1,661 million especially in the distribution companies of Eletrobras; (iii) Provisions for legal contingencies in the amount of R$ 175 million, mainly due to the provisions relating to the compulsory loan judicial proceedings (see Explanatory Note 30 in the 3Q16 Financial Statements); and (iv) net negative foreign exchange rate variation in the amount of R$ 555 million, strongly influenced by the monetary restatement of the provision for the compulsory loan. The following chart shows a comparison of the results of Eletrobras in the nine months of 2016 and 2015.

Result Evolution - R$ million

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

II.1 Eletrobras Equity

In the 9M16 the equity result positively impacted the Company's results by R$ 21,499 million, resulting from the valuation of equity investments, mainly due to the result of the equity of subsidiaries, mainly influenced by the effect of MME Ordinance 120, of April 20th, 2016, which established the conditions for payment and remuneration on the Basic Grid, Existing Services (RBSE).

In the 3Q16 the result of Shareholders’ Equitys positively impacted the Company's results by R$ 3,249 million, higher than the negative result in the amount of R$ 2,843 million recorded in the 3Q15, as follows:

				R$ million
	Parent Company
	3Q16	3Q15	9M16	9M15
Investments in subsidiaries
Equity	1,556	-2,999	19,278	-2,598

Investments in associates
Interest on capital	0	0	0	0
Equity	1,663	138	2,052	248

Other investments
Interest on capital	0	0	1	2
Dividends	25	15	86	50
Return on investments in partnerships	0	0	0	10
Capital Income - ITAIPU	5	3	80	70
	30	18	166	132

Total	3,249	-2,843	21,499	2,218

II.2. Parent Company Energy Trading

a. Itaipu Binacional

FINANCIAL RESULT OF ITAIPU				R$ million
	3Q16	2Q16	1Q16	9M16
Energy Sales Itaipu Contract + CCEE	2,514	2,683	2,916	8,113
Revenue Resulting from the Right to Indemnity	-194	-298	-434	-926
Other	30	-33	64	60
Total Revenue	2,350	2,352	2,546	7,247

Energy Purchase Itaipu Contract + CCEE	-2,542	- 2,733	-3,230	-8,506
Expenses Resulting from Indemnity Liab.	128	196	286	610
Itaipu Transfer	-49	366	384	701
Other	66	-170	-133	-237
Total Expenses	-2,396	-2,341	-2,692	-7,431

NOI - Itaipu Transfer	-47	11	-148	-183

RESULT OF ITAIPU (price indices)				R$ million
	3Q16	2Q16	1Q16	9M16
Revenue Resulting from the Right to Indemnity	-194	-298	-434	-926
+ Foreign Currency Exchange Rate Result	48	-492	-529	-973
Resulting from the Right to Indemnity (RD)	-146	-790	-963	-1,899
- Expense Resulting from the Indemnity Liab.	-128	-196	-286	-610
+ Foreign Exchange Rate Result	32	-324	-349	-641
Result from the Indemnity Liab.(RO)	-96	-520	-635	-1,251
Balance: RD - RO	-50	-269	-328	-647

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

a.1 Itaipu Binacional Financial Asset

(see Explanatory Note 17.1.1 in the 2Q16 Financial Statements)

Pursuant to Law 11,480/2007, as of 2007, the adjustment factor for financing contracts between Eletrobras and Itaipu Binacional and for credit assignment contracts with the National Treasury, based on the American price indices Commercial Price and Industrial goods, was removed, being therefore guaranteed to the Company the full maintenance of its receipts flow.

As a result, Decree 6,265, of November 22nd 2007 was issued, regulating the sale of electricity from Itaipu Binacional, setting the differential to be applied to the transfer tariff, creating an asset relative to the part of the calculated annual differential, equivalent to the annual adjustment factor taken from the financing, included each year, as of 2008, in the energy transfer rate, applied by the Company, maintaining the flow of receivables resources originally established in the financing agreements.

The values for the annual adjustment factor are set annually by ministerial decree of the Ministries of Finance and of Mines and Energy and shall be paid-up by the inclusion in the transfer tariff to be practiced until 2023.

The balance resulting from the Itaipu Binacional adjustment factor, included under Financial Assets, presented under Non-Current Assets, amounts to R$ 4,077 million on September 30th, 2016, equivalent to US$ 1,257 million (R$ 5,976 million on December 31st, 2015, equivalent to US$ 1,530 million), of which R$ 2,689 million, equivalent to US$ 829 million, will be transferred to the National Treasury until 2023, as a result of the credit assignment transaction between the Company and the National Treasury in 1999.

Such amounts will be paid-up through their inclusion in the sale tariff to be practiced until 2023.

Thus, since the Itaipu Financial Asset is a compensation due to the financing contract granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

II.3 Financial Result

In the 9M16, the Financial Result negatively impacted the result of the Company by R$ 501 million, worse than the positive Financial Result of the 9M15 - R$ 3,116 million. This variation is mainly explained by the lower result of the exchange rate variation applicable, in dollars, to the financing receivable from Itaipu.

In the 3Q16 the Financial Result negatively impacted the result of the Company by R$ 170 million, as follows:

FINANCIAL RESULT R$ million
	3Q16	3Q15	9M16	9M15
Financial Revenues
Revenue from interest, commissions and fees	839	766	2.558	2,173
Revenue from financial investments	213	211	553	429
Moratorium on electric energy	9	120	28	247
Restatement	-555	333	-1.170	917
Foreign currency exchange rate variations	60	764	-481	1,287
Other financial income	0	21	87	85

Financial expenses
Debt charges	-589	-650	-1.760	-1,780
Lease charges	0	0	0	0
Charges on shareholders' resources	-52	-7	-97	-20
Other financial expenses	-127	-120	-250	-220
	-201	1,438	-532	3,116

The main indexes of financial and transfer contracts presented the following variations in the periods:

Evolution of the IGP-M and the dollar (%)

	1Q16	2Q16	3Q16	9M16
Dollar	-8.86%	-9.81%	1.13%	-17.80%
IGPM	2.97%	2.86%	0.53%	6.48%

	1Q15	2Q15	3Q15	9M15
Dollar	20.77%	-3.29%	28.05%	49.57%
IGPM	2.02%	2.27%	1.93%	8.36%

II.4 Operating Provisions

In the 9M16 the Operating Provisions negatively impacted the result of the Company by R$ 10,320 million, compared to R$ 3,478 million in the 9M15. This variation is mainly explained, by the increase in Unsecured Liabilities in subsidiaries in the amount of R$ 8,181 million.

In the 3Q16 the Operating Provisions negatively impacted the result of the Company by R$ 1,993 million, also influenced, mainly, by Unsecured Liabilities in subsidiaries, as follows:

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

				R$ million
Operating Provisions	Parent Company
	9M16	9M15	3Q16	2Q16
Guarantees	29	17	13	5
Contingencies	2,077	655	175	58
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Loans and Financing	13	12	4	4
Unfunded liabilities in Subsidiaries	8,040	2,834	1,802	1,580
Onerous Contracts	0	0	0	0
Losses on Investments	0	70	0	22
Impairment	-1	0	-1	0
Adjustment to Market Value	0	61	0	61
Other	22	-171	0	14
	10,179	3,478	1,993	1,744

III. General Information

Portfolio of Financing Receivable and Payable

a.    Financing and Loans Granted

The financing and loans granted are made with the Company's own resources, as well as sectorial and external resources raised through international development agencies, financial institutions and resulting from the issuance of bonds in the international financial market.

All financing and loans granted are supported by formal agreements with the borrowers. The proceeds of these values, in most cases, are provided in monthly installments, repayable in an average term of 10 years and the average interest rate, weighted by the portfolio balance, corresponds to 8.27% per annum.

Financing and loans granted in the parent company, with currency adjustment clause, account for about 35% of the total portfolio (42% on December 31st, 2015). Those that providing for adjustment based on indexes that represent the level of domestic prices in Brazil, however, reach 65% of the loan portfolio (58% on December 31st, 2015).

The market values of these assets are close to their book values, as they are specific sector operations and formed, in part, through Sectorial Funds resources and do not find similar conditions as evaluation parameter at market value.

The reduction in the balance of loans receivable in the 3Q16 is due mainly to the foreign currency exchange rate variations calculated on the loans granted to Itaipu, due to the devaluation of the dollar compared to the real when the closing prices of September 2016 and December 2015 are compared. The dollar rate varied negatively by about 17%.

The long-term portion of financing and loans granted, based on contractually expected cash flows, are due in variable installments, as follows:

R$ million
	2017	2018	2019	2020	2021	After 2021	Total
Parent Company	2,502	4,452	4,317	4,219	4,100	8,262	27,852
Consolidated	1,551	1,852	1,892	1,887	1,975	1,485	10,642

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

b.    Financing and Loans Payable

The debts are guaranteed by the Federal Government and/or by Eletrobras and are subject to charges, the average rate of which in 2016 is 9.81% p.a. (9.40% p.a. in 2015), and have the following profile:

	Parent Company				Consolidated
	09.30.2016		12.31.2015		09.30.2016		12.31.2015
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign Currency
USD	9,256	36%	11,109	37%	9,267	21%	11,122	24%
USD with Libor	2,420	9%	3,257	11%	2,802	6%	3,729	8%
EURO	218	1%	252	1%	218	0%	252	1%
YEN	142	1%	179	1%	142	0%	179	0%
Other	0	0%	0	0%	1	0%	2	0%
Subtotal	12,036	47%	14,797	49%	12,430	28%	15,283	33%

National Currency
CDI	6,451	25%	6,516	22%	12,423	28%	11,411	25%
IPCA	0	0%	0	0%	576	0%	533	1%
TJLP	0	0%	0	0%	9,946	22%	6,594	14%
SELIC	1,623	6%	2,284	8%	1,785	4%	2,636	6%
Other	0	0%	0	0%	1,146	3%	3,288	7%
Subtotal	8,073	31%	8,800	29%	25,876	58%	24,462	53%

Unindexed	5,774	22%	6,439	21%	6,382	14%	6,653	14%

TOTAL	25,883	100%	30,036	100%	44,687*	100%	46,398	100%

*In this amount is included the debt of other companies not int the Eletrobras System, with RGR in the amount of R$ 1,936 million, once Eletrobras acts as manager of RGR and has a counterpart in assets.

The long-term portion of loans and financing has its scheduled maturity as follows:

							R$ million
	2017	2018	2019	2020	2021	After 2021	Total
P. Company	682	2,030	3,695	1,566	6,730	7,924	22,626
Consolidated	1,041	4,921	5,610	2,818	7,732	16,936	39,057

c.   Consolidated Gross Debt

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Ratings

Agency	National Classification / Outlook	Latest Report
Moody's Issuer Rating	Ba3 (Negative)	02/25/2016
S&P LT Local Currency	BB (Negative)	05/19/2016
S&P LT Foreign Currency	BB (Negative)	05/19/2016
Fitch LT Local Currency Issuer	BB- (Negative)	05/10/2016
Fitch LT Foreign Currency Issuer	BB- (Negative)	05/10/2016

Eletrobras' Organization Chart

Eletrobras
Eletrobras
Cepel
(100.00%)
Generation and Transmission
SPEs
G 07
T 11
Σ 18
Eletrobras
Eletronorte
(99.48%)
SPEs
G 47
T 08
Σ 55
Eletrobras
Chesf
(99.58%)
SPEs
G 57
T 19
Σ 76
Eletrobras
Furnas
(99.56%)
SPEs
G 31
T 10
Σ 41
Eletrobras
Eletrosul
(99.88%)
Eletrobras
Amazonas GT
(100.00%)
Generation
Eletrobras
Eletronuclear
(99.91%)
Eletrobras
CGTEE
(99.99%)
Binational Generation
ITAIPU
BINACIONAL
(50.00%)
Eletrobras Companies
Business Segments | SPEs*
Generation | 137
Transmission | 41
Total | 178
*The number of SPEs was adjusted, since there are Specific Purposes Entities in which more than one Eletrobras Company participates.
Distribution
Eletrobras
Distribuição Acre
(96.71%)
Eletrobras
Distribuição Alagoas
(100.00%)
Eletrobras
Distribuição Piauí
(100.00%)
Eletrobras
Distribuição Rondônia
(100.00%)
Eletrobras
Distribuição Roraima
(100.00%)
CELG
(50.93%)
Eletrobras
Distribuição Amazonas
(100.00%)
Shareholding
Eletrobras
Eletropar
(83.71%)
Generation
PAULISTA LAJEADO (40.07%)
CEB LAJEADO (40.07%)
LAJEADO ENERGIA (40.07%)
EMAE (39.02%)
CEEE - GT (32.59%)
AES TIETÊ (7.94%)
CESP (2.05%)
Duke Energiy Geração
Paranapanema (0.47%)
Transmission
CTEEP (35.4%)
SPE's
MANGUE SECO 2 S.A. (49.00%)
NORTE ENERGIA S.A. (15.00%)
Distribution
ENERGISA MT (25.52%)
ENERGISA TO (0.0000019%)
CELPA (1.15%)
CEMAR (33.55%)
CEEE-D (32.59%)
COELCE (7.06%)
CEG (2.10%)
CELPE (1.56%)
CER (0.002%)
EEB (0.1%)
CEA (0.03%)
Holding
CELESC (10.75%)
CELGPAR (0.07%)
COPEL (0.56%)
ENERGISA (2.98%)
SPEs Abroad
Centrales Hidroeléctricas de Centroamerica S.A. – CHC (50.00%)
Inambari Geração de Energia S.A. – IGESA (29.40%)
Rouar S.A. – Parque Eólico Artilleros (50.00%)

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Investments

		R$ million
NATURE OF INVESTMENTS	Budgeted*	Accomplished
	2016	9M16	(%)
Generation	6,327	3,865	61.1
Corporate Expansion	2,158	888	41.2
SPE's Expansion	3,871	2,847	73.5
Maintenance	297	129	43.6
Transmission	2,325	1,908	82.1
Corporate Expansion	683	879	128.7
SPE's Expansion	767	823	107.4
Maintenance	875	205	23.5
Distribution	1,398	664	47.5
Corporate Expansion	737	472	64.1
Maintenance	661	191	29.0
Other (Research, Infrastructure and Environmental Quality)	301	330	109.6
Total	10,354	6,768	65.4

* Budget for 2016 was reviewed according to Business Plan of the Company.

Social Capital

Social Capital Structure

On September 30th, 2016 the capital of Eletrobras was as follows:

Shareholders	Common		Pref. Class A"		Pref. Class "B"		Total
	Amount	%	Amount	%	Amount	%	Amount	%
Federal Gov.	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDESpar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
OTHER	261,028,277	24.01%	146,920	100.00%	228,481,566	86.08%	489,656,763	36.20%
Total	1,087,050,297	100.00%	146,920	100.00%	265,436,883	100.00%	1,352,634,100	100.00%

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Analysis of the Stock Market

Shares

ELET3 - Eletrobras' Common Shares

In the third quarter 2016, Eletrobras' common shares (ELET3) appreciated by 50%, closing at R$ 19.26. The highest price was R$ 24.07, recorded on September 8th, and the lowest R$ 12.79 recorded on July 1st, considering ex-dividend values. The volume of average daily trading in the period was 2.16 million shares and the average daily trading volume was R$ 39.3 million.

ELET6 - Eletrobras Preferred Shares

In the third quarter 2016, Eletrobras' preferred shares (ELET6) appreciated by 35.55%, closing at R$ 23.87. The highest price was R$ 29.70, recorded on September 8th, and the lowest R$ 17.42 recorded on July 1st, considering ex-dividend values. The volume of average daily trading in the period was 1.66 million shares and the average daily trading volume was R$ 39.48 million.

Evolution of Shares traded on the BM&FBOVESPA

ADR programs - OTC (Over the Counter)

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

EBRY - Eletrobras' Common Shares

In the third quarter 2016, Eletrobras' common shares ADR's appreciated by 49.24%, closing at U$ 5.88. The highest price was U$ 7.44, recorded on September 8th, and the lowest U$ 3.82 recorded on July 1st, considering ex-dividend values. The volume of average daily trading in the period was 0.32 million shares. The balance of corresponding ADR's to these shares in end of the quarter was 34.1 million.

EBRBY - Eletrobras Preferred Shares

In the third quarter 2016, Eletrobras' preferred shares ADR's appreciated by 37.41%, closing at U$ 7.37. The highest price was U$ 9.26, recorded on September 2nd, and the lowest U$ 5.24 recorded on July 1st, considering ex-dividend values. The volume of average daily trading in the period was 0.10 million shares. The balance of corresponding ADR's to these shares in end of the quarter was 16.2 million.

Evolution of ADR Traded Shares

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Latibex - Madrid Stock Exchange

XELTO - Eletrobras' Common Shares

In the third quarter 2016, the common shares of the Latibex program appreciated by 63.51%, closing at € 5.45. The highest price was € 6.50, recorded on September 8th, and the lowest € 2.95, recorded on July 6th, considering ex-dividend values. The volume of average daily trading in the period was 22.2 thousand shares.

XELTB - Eletrobras Preferred Shares

In the third quarter 2016, the preferred shares of the Latibex program appreciated by 42.92%, closing at € 6.56. The highest price was € 7.78, recorded on September 1st, and the lowest € 4.59, recorded on July 1st, considering ex-dividend values. The volume of average daily trading in the period was 4.4 billion shares.

Evolution of Foreign Currencies

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Number of employees

Parent Company

By time

Working time in the company (years)	3Q16	2Q16	1Q16	2015
Up to 5	100	133	172	194
6 to 10	477	455	391	368
11 to 15	199	196	204	202
16 to 20	28	25	31	31
21 to 25	6	6	16	16
Over 25	198	199	205	205
Total	1,008	1,014	1,019	1,016

By region

Federation State
	3Q16	2Q16	1Q16
Rio de Janeiro	952	959	962
Sao Paulo	0	0	0
Paraná	0	0	0
Rio Grande do Sul	0	0	0
Brasilia	56	55	57
Total	1,008	1,014	1,019

Labor Contracted / Outsourced

1Q16	2Q16	3Q16
0	0	0

Turnover Index (Holding)

3Q16
0.4%

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Direct partnerships SPEs - Parent

Generation

SPE	Plant	Total Investment R$ million	Installed Capacity MW	Assured Energy Average MW	Energy Generated MWh
					1Q16	2Q16	3Q16
Norte Energia SA	Hydro		11,233.1	4,571.0	0	1,100,654.40	2,615,448.00
Eólica Mangue Seco 2	Wind Farm	119.4	26	12.06	14,579	17,699	28,012,495
Rouar S.A.	Wind Farm	US$ 101.7 MM	65.1	65.1	37,911.92	36,945.44	43,299.48

Plant	Share (%)	Location (State)	Start of Construction	Start of Operation	End of Operation
Norte Energia S.A	15.0	PA	Jun/11	Apr/16	Aug/45
Eólica Mangue Seco 2	49	RN	May/10	Sep/11	Jun/11
Rouar SA	50	Uruguay - Departmento de Colonia	Sep/13	Dec/14	20 years*

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Notes:

1. Risks Related to Compliance with Laws and Regulations

      In 2009, the Brazilian federal authorities initially focused the Lava Jato investigation at criminal organizations engaged in money laundering. The Lava Jato operation involves numerous investigations into several criminal practices focusing on crimes committed by individuals and organizations in Brazil. Since 2014, the Brazilian Federal Prosecutor’s focused part of the investigation on irregularities involving state owned companies’ contractors and suppliers.

Although no criminal charges have been brought against the Company as part of Lava Jato, the Brazilian Federal Prosecutor’s Office has made investigations on irregularities involving certain of the employees of the Company, contractors and suppliers, as well as certain contractors and suppliers of special purpose entities ("SPEs") in which Eletrobras holds minority interests, involved in the construction of power generation plants.

As a response to allegations of potential illegal activities appearing in the media in 2015 relating to companies that provide services to the Company’s subsidiary, Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (specifically, “NTU Angra 3” nuclear power plant), and to certain SPEs that Eletrobras  holds a minority stake, Eletrobras’ Board of Directors,  hired the law firm Hogan Lovells US LLP to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S. Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras’ code of ethics (the “Independent Investigation”).

The Independent Investigation is subject to oversight by a commission that was created by the Board of Directors of Eletrobras on July 31, 2015. This commission is composed of Ms. Ellen Gracie Northfleet, a former Federal Supreme Court judge, Mr. Durval José Soledade Santos, former director of the Comissão de Valores Mobiliários (Brazilian Securities Exchange Comission), and Mr. Manoel Jeremias Leite Caldas, (the “Independent Commission”).

The Company, Hogan Lovells and the Independent Commission have been closely monitoring the official investigations and cooperating with Brazilian and United States authorities, including the Federal Courts (Justiça Federal); the Federal Prosecutors’ Office (Ministério Público Federal or “MPF); the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”); the Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”), United States Department of Justice (“DOJ”) and United States Securities & Exchange Commission (“SEC”), among others, and have responded to requests for information and documents from these authorities.

On April 29, 2015, the Federal Police commenced the “Radioactivity Operation” under the 16th phase of Operation “Lava Jato”, which resulted in the imprisonment of a former officer of our subsidiary Eletrobras Termonuclear S.A – Eletronuclear. This former officer was sentenced to 43 years of prison, by the judge of the 7th Federal Criminal Court, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization.

On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against former officers, officers who had already been suspended by Eletrobras’ Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against such former officers by Federal Prosecutors on July 27th, 2016.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Eletrobras is assisting the prosecution in these criminal proceedings. Eletrobras intends, in the future, to pursue civil remedies against these defendants.

Since the start of the investigation, the Company replaced its entire Board of Directors, hired a new CEO and a Compliance Officer, and created an independent Compliance Department to help coordinate compliance across subsidiaries. The Risk Management and Compliance Officer and her team oversee implementation of the new compliance program and liaise on a weekly basis with compliance managers at each subsidiary.

The Compliance Officer, which is also responsible for risk management, is responsible for supervising the implementation of the new Compliance Program

We also note that the Company has a new Board of Directors and a new Chairman, Mr. Wilson Ferreira Junior, as properly informed to the market.

In instances where the Independent Committee identified contracts where irregularities may have occurred, Eletrobras evaluated those contracts and internal investigations and, when applicable, suspended those contracts. Eletrobras also took applicable administrative measures in relation to employees and officers involved in the irregularities identified by the investigation, including, when applicable, the suspension or termination of employees.

 The Independent Investigation team has completed the investigation designed to identify  misstatements to the Company’s consolidated financial statements. The Independent Investigation team is still in the process of performing some procedures, focusing on internal compliance matters. The Company will continue to implement compliance procedures following the conclusion of the investigation. Based on our current knowledge, the Company does not expect these additional procedures provide any additional relevant information that would materially impact its consolidated financial statements in future periods.

The investigations under Lava Jato are also still ongoing, however, and the Brazilian Federal Prosecutors Office may take a considerable amount of time to conclude its procedures. Therefore, new relevant information may be disclosed in the future, which could cause Eletrobras to recognize additional adjustments in its consolidated financial statements.

The final reports from the Independent Investigation include certain findings with their related qualitative and estimated quantitative financial statements impacts (disclosure and/or accounting) in some but not all of the power generation projects included in the scope of the investigation. The Independent Investigation reports determined overpricing related to bribery and bid-rigging (a form of fraud in which a commercial contract is promised to one party even though for the sake of appearance several other parties also present a bid. This practice is illegal in most countries) activities deemed to be of an illicit nature in some contracts, since 2008, with certain contractors and suppliers of the affected projects.

The impacts of Independent Investigation on the financial statements are presented in Note 4.1.1 to the Consolidated Financial Information, related to 3Q16.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

The Independent Investigation also includes recommendations for corrective actions that the Company should consider.

To determine the impacts to be recognized or disclosed in the Company's financial statements, management took into consideration the conclusions reached and findings identified by the Independent Investigation, as included on each one of the final investigation reports issued for the purpose of the financial statements which were approved by the Independent Commission and those in charge of the Company's governance, namely, the Board of Directors, the Audit Committee (Fiscal Council) and the Board of Executive Officer.

Considering that there is insufficient information to enable the Company to determine the specific periods prior to 2014 in which overbilling may have occurred and, consequently, the periods of the financial statements that have been affected, and applying the International Accounting Standard - IAS 8 - Accounting Policies , Changes in Accounting Estimates and Errors, due to the impracticability of identifying the adjustments for each previous period affected, the Company adjusted the estimated amounts of illegal payments in the open period in Brazil, 3Q16.

These amounts had already been adjusted in the Form 20F of 2014 and 2015, filed on October 11, 2016, as widely disclosed to the market.

2. Filing of Form 20-F

Following the completion of the investigation conducted by Hogan Lovells for the purpose of the Financial Statements, on October 11, 2016, the filing of Form 20-F related to the fiscal years ended 31 December 2014 and December 31, 2015, with the appropriate accounting adjustments related to the investigation of the "Lava Jato" operation.

With the filing, the Company obtained authorization from the NYSE to return, as of October 13, 2016, to negotiate its ADS - American Depositary Share with that Stock Exchange. In addition, the NYSE confirmed that the Company's delisting process was canceled.

3. Basic Grid, Existing Services (RBSE) Effect

Through Normative Resolutions 589/2013, the National Electric Energy Agency -ANEEL, defined the criteria for calculating the New Replacement Value (NRV) for transmission assets existing on May 31st, 2000 not yet depreciated (RBSE).

According to Normative Resolution 589, of December 10th, 2013, the subsidiaries listed below presented to ANEEL their valuation reports of electricity transmission assets existing on May 31st, 2000 ("Valuation Report") for the purpose of compensation of the Basic Grid, Existing Services - RBSE pursuant to Article 15, paragraph 2 of Law 12,783/13.

Valuation Report
Company	Date	R$ thousand
Eletrosul	07/14/2015	1,060,632
Chesf	03/06/2015	5,627,200
Furnas	05/21/2015	10,699,000
Eletronorte*	09/03/2015	2,926,000
* Aneel, in a preliminary report, recognized the amount of R$ 2,484 million, as of December 31, 2012, following the preliminary inspection report of Aneel.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

ANEEL, up to 3Q16, approved the credits of Eletrosul, Chesf, Furnas and Eletronorte, pursuant to the rules of Normative Resolution 589/2013, as of December 31, 2012, as follows:

Ratification ANEEL
Company	Date	R$ thousand
Eletrosul	07/14/2015	1,007,043
Furnas	12/15/2015	8,999,520
Chesf	08/03/2016	5,092,384
Eletronorte	10/18/2016	2,579,312

Em 30 de setembro de 2016, a estimativa da RBSE, conforme demonstrado a seguir:

Transmission	09/30/2016 - R$ thousand
	Chesf	Eletronorte	Eletrosul	Furnas	Total
Basic grid - RBSE – historical balance	1,187,029	1,732,910	513,455	4,530,060	7,963,454
Adjustment - IPCA and remuneration	9,000,488	3,407,142	1,525,349	13,376,708	27,309,687
Financial Asset adjusted	10,187,517	5,140,052	2,038,804	17,906,768	35,273,141

Result effect - 01/01/2016 to 09/30/2016
Operating Revenue	9,000,488	3,407,142	1,525,349	13,376,708	27,309,687
Provision for Income tax and Social Contribution	(3,060,166)	(1,158,428)	(518,619)	(4,548,081)	(9,285,294)
Net Effect	5,940,322	2,248,714	1,006,730	8,828,627	18,024,393

Result effect - 01/07/2016 to 09/30/2016
Operating Revenue	382,473	372,580	77,999	666,413	1,499,465
Provision for Income tax and Social Contribution	(130,041)	(126,677)	(26,520)	(226,580)	(509,818)
Net Effect	252,432	245,903	51,479	439,833	989,647

The aforementioned accounting was based on the assumptions set out above, considering the interpretation with regard to MME Ordinance 120/2016, aiming to reflect on these interim financial statements the most suitable financial position and results. However, Eletrobras informs to the market that the Company's understanding of the matter may be reviewed as a result of any regulation or act, in a different sense, that may be practiced by Aneel, including within the scope of the public hearing in progress.

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Balance Sheet

R$ thousand

Asset	Parent Company		Consolidated
	09.30.16	12.31.15	09.30.16	12.31.15
Current
Cash and cash equivalents	302,986	691,719	783,758	1,393,973
Restricted cash	1,856,626	647,433	1,856,626	647,433
Marketable securities	4,367,086	3,454,526	5,770,537	6,842,774
Customers	392,583	379,214	4,477,922	4,137,501
Financial assets - Concessions and Itaipu	0	371,007	357,034	965,212
Financing and loans	6,320,516	6,820,948	2,972,656	3,187,226
Fuel Consumption Account - CCC	193,790	195,966	193,790	195,966
Equity payment	286,315	255,468	176,284	309,360
Taxes to recover	407,957	373,962	734,693	716,651
Income Tax and Social Contribution	678,021	928,743	898,654	1,475,598
Reimbursement rights	0	0	1,340,843	2,265,242
Storeroom	270	360	564,802	631,669
Nuclear fuel stock	0	0	419,731	402,453
Indemnities - Law 12,783/2013	0	0	0	0
Derivative financial instruments	0	0	66,029	21,307
Hydrological Risk	0	0	146,278	195,830
Assets held for sale	0	0	4,324,907	4,623,785
Other	742,700	239,811	1,612,044	1,425,416
TOTAL CURRENT ASSETS	15,548,850	14,359,157	26,696,588	29,437,396

NON-CURRENT
NON-CURRENT RECEIVABLES
Reimbursement rights	0	0	10,387,138	8,238,140
Financing and loans	27,852,431	30,277,797	10,642,372	14,400,394
Customers	88,676	125,383	1,922,266	1,833,457
Marketable securities	202,232	191,763	204,155	194,990
Nuclear fuel stock	0	0	715,368	578,425
Taxes to recover	0	0	2,804,025	2,623,186
Income Tax and Social Contribution	1,645,382	1,645,382	1,891,887	3,067,591
Escrow deposits	2,732,707	2,204,685	5,963,947	5,079,707
Fuel Consumption Account - CCC	10,774	13,331	10,774	13,331
Financial assets - Concessions and Itaipu	2,774,145	3,078,559	55,377,572	28,416,433
Derivative financial instruments	0	0	56,594	25,004
Advance concession for future capital increase	825,444	189,493	1,700,895	1,215,532
Hydrological Risk	0	0	465,647	598,161
FUNAC refund	0	0	0	0
Other	2,065,663	2,116,312	891,687	1,487,335
	38,197,454	39,842,705	93,034,327	67,771,686
INVESTMENTS	62,484,714	40,813,087	27,320,602	21,954,530
PROPERTY	194,961	148,246	27,112,974	29,546,645
INTANGIBLE	0	0	958,767	935,151
TOTAL NON-CURRENT ASSETS	100,877,129	80,804,038	148,426,670	120,208,012
TOTAL ASSETS	116,425,979	95,163,195	175,123,258	149,645,408

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

 R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated
	09.30.16	12.31.15	09.30.16	12.31.15
CURRENT
Financing and loans	3,256,940	2,572,745	5,630,395	4,224,448
Debentures	0	0	14,554	357,226
Financial liabilities	0	0	0	0
Compulsory loan	48,885	57,630	48,885	57,630
Suppliers	405,559	416,126	11,825,064	10,128,507
Advances from customers	611,622	593,404	706,681	648,236
Taxes to collect	88,027	280,637	1,389,086	1,556,578
Income Tax and Social Contribution	373,982	196,000	605,727	581,344
Remuneration to shareholders	24,551	42,478	25,666	84,076
Financial liabilities - Concessions and Itaipu	1,676,019	0	0	0
Estimated liabilities	119,254	109,497	1,373,153	1,018,788
Reimbursement Obligations	1,125,240	299,632	1,386,787	396,208
Post-employment benefits	29,755	22,557	106,561	114,861
Provisions for contingencies	666,621	543,345	699,213	590,725
Sectorial Charges	0	0	774,676	695,400
Lease	0	0	136,898	132,972
Concessions payable - Use of public assets	0	0	0	0
Derivative financial instruments	12,462	18,860	12,465	20,608
Liabilities associated with assets held for sale	312,667	412,225	5,080,651	5,575,009
Other	49,669	123,133	1,563,144	1,917,027
TOTAL CURRENT LIABILITIES	8,801,253	5,688,269	31,379,606	28,099,643

NON-CURRENT
Financing and loans	22,626,240	27,463,707	39,057,021	42,173,812
National Treasury Credits	0	0	0	0
Suppliers	0	0	9,713,595	9,449,421
Debentures	0	0	192,150	205,248
Advances from customers	0	0	607,957	659,082
Compulsory loan	463,905	466,005	463,905	466,005
Obligation for asset retirement	0	0	1,263,712	1,201,186
Operating provisions	0	0	0	0
Fuel Consumption Account - CCC	488,944	452,948	488,944	452,948
Provisions for contingencies	12,573,251	8,901,900	17,550,972	13,556,129
Post-employment benefits	225,501	252,966	1,981,577	1,858,824
Provision for unsecured liabilities	15,824,019	7,793,798	578,374	257,907
Onerous contracts	0	0	2,622,298	1,489,292
Reimbursement Obligations	0	0	2,598,530	2,483,378
Lease	0	0	1,054,078	1,119,183
Concessions payable - Use of public assets	0	0	61,776	59,644
Advance concession for future capital increase	2,286,577	219,294	2,286,577	219,294
Derivative financial instruments	0	0	49,909	78,521
Sectorial Charges	0	0	550,742	462,195
Taxes to collect	15,384	181,991	955,567	900,309
Income Tax and Social Contribution	386,992	733,289	8,673,976	1,003,796
Other	929,937	917,014	1,673,172	1,710,369
TOTAL NON-CURRENT LIABILITIES	55,820,750	47,382,912	92,424,832	79,806,543

SHAREHOLDERS’ EQUITY
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	26,048,342	13,867,170	26,048,342
Revenue reserves	0	0	0	0
Equity valuation adjustments	33,261	39,452	33,261	39,452
Accumulated profits (losses)	9,712,572	-12,181,172	9,712,572	-12,181,172
Other accumulated comprehensive income	-3,207,458	-3,113,481	-3,207,458	-3,113,481
Amounts recognized in OCI classified as held for sale	93,100	-6,458	93,100	-6,458
Equity of non-controlling shareholders shareholders	0	0	-485,156	-352,792
TOTAL SHAREHOLDERS' EQUITY	51,803,976	42,092,014	51,318,820	41,739,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	116,425,979	95,163,195	175,123,258	149,645,408

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Income Statement

 R$ thousand

	Parent Company		Consolidated
	09.30.16	09.30.16	09.30.16	09.30.16
NET OPERATING INCOME	2,602,655	2,006,057	48,454,603	24,728,132
Operating Costs
Energy purchased for resale	-2,830,279	-2,091,522	-6,959,817	-8,972,804
Charges on use of electric network	0	0	-1,232,035	-1,306,258
Construction	0	0	-1,632,508	-1,977,745
Fuel for electricity production	0	0	-795,459	-1,263,350
	-2,830,279	-2,091,522	-10,619,819	-13,520,157
GROSS INCOME	-227,624	-85,465	37,834,784	11,207,975
Operating Expenses
Personnel, Material and Services	-623,568	-374,916	-6,612,550	-6,659,335
Remuneration and reimbursement	0	0	-270,931	-282,154
Depreciation	-3,870	-4,007	-1,142,380	-1,048,187
Amortization	0	0	-185,797	-300,935
Donations and contributions	-117,645	-113,181	-166,356	-144,126
Operating Provisions/Reversals	-10,178,850	-3,477,602	-7,136,554	-5,247,669
Investigation Findings	0	0	-211,123	0
Other	-172,119	-460,954	-1,346,234	-1,292,248
	-11,096,052	-4,430,660	-17,071,925	-14,974,654
OPERATING INCOME BEFORE FINANCIAL RESULT	-11,323,676	-4,516,125	20,762,859	-3,766,679
Financial Result
Financial Revenues
Revenue from interest, commissions and fees	2,557,569	2,172,547	679,652	680,696
Revenue from financial investments	553,015	429,117	835,304	785,637
Moratorium on electric energy	28,435	246,576	354,099	454,491
Current restatement	848,274	929,066	2,728,757	1,658,253
Current foreign currency exchange rate variations	4,242,388	10,003,726	4,325,619	10,169,222
Indemnitys Compensation - Law 12,783/13	0	0	0	995,652
Regulatory asset update	0	0	23,772	179,573
Gains on derivatives	0	0	106,669	13,263
Other financial income	86,702	84,741	347,745	801,015
Financial expenses
Debt charges	-1,759,606	-1,780,254	-4,838,022	-3,533,298
Lease charges	0	0	-228,347	-205,773
Charges on shareholders' resources	-97,283	-20,113	-109,135	-29,696
Non-current restatement	-2,017,895	-12,153	-2,680,972	-847,078
Non-current foreign currency exchange rate variations	-4,723,670	-8,716,421	-4,664,261	-10,049,088
Regulatory liability update	0	0	-24,756	-106,156
Losses on derivatives	0	0	0	-124,573
Other financial expenses	-249,707	-220,427	-922,343	-855,201
	-531,778	3,116,405	-4,066,219	-13,061
RESULTS BEFORE EQUITY	-11,855,454	-1,399,720	16,696,640	-3,779,740
EQUITY RESULTS	21,499,310	-2,218,089	2,489,231	184,926
OPERATING INCOME BEFORE TAXES	9,643,856	-3,617,809	19,185,871	-3,594,814
Current Income Tax and Social Contribution	-373,982	-74,084	-603,837	-504,793
Deferred Income Tax and Social Contribution	416,810	-422,759	-8,810,740	-415,970
NET LOSS FOR THE YEAR	9,686,684	-4,114,652	9,771,294	-4,515,577
SHARE ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	9,686,684	-4,114,652	9,686,684	-4,114,652
SHARE ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDERS	0	0	84,610	-400,925
NET LOSS PER SHARE	7.16	-3.04	7.16	-3.04

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

Marketletter 3Q16

Cash Flow Statement

R$ thousand

	Parent Company		Consolidated
	09.30.16	09.30.16	09.30.16	09.30.16
Operating activities
Income before income tax and social contribution	9,643,856	-3,617,809	19,185,871	-3,594,814
Adjustments to reconcile income to cash provided by operations:
Depreciation and Amortization	3,870	4,007	1,328,177	1,349,122
Net monetary variations	1,169,621	-916,913	1,045,557	-335,504
Net foreign currency exchange rate variations	481,282	-350,651	576,860	-128,305
Financial charges	-955,226	-586,755	1,091,059	455,781
Financial asset revenue	0	0	-27,888,601	-603,450
Equity income	-21,499,310	2,218,089	-2,489,231	-184,926
Provision (reversal) for capital deficiency	8,039,785	2,833,608	0	0
Provision (reversal) for doubtful accounts	12,876	11,743	367,811	335,286
Provision (reversal) for contingencies	2,076,669	655,339	2,786,243	1,586,061
Provision (reversal) for the impairment of assets	-1,389	0	2,611,273	3,385,556
Provision (reversal) Onerous Contract	0	0	1,133,006	-237,382
Provision (reversal) for losses on investments	0	69,862	474	69,862
Charges of the global reversion reserve	157,264	194,461	157,264	194,461
Adjustment to present value / market value	-13,604	45,552	48,305	106,749
Minority interest in income	0	0	-128,197	607,462
Charges on shareholders' resources	97,283	20,113	109,135	29,696
Financial instruments - derivatives	0	0	-106,669	111,310
Other	375,867	380,744	606,262	322,307
	-10,055,012	4,579,199	-18,751,272	7,064,086
(Increase)/decrease in operating assets
Customers	-20	4	-429,230	-727,171
Marketable securities	-912,561	-2,244,588	1,073,540	-2,966,060
Reimbursement rights	0	0	-1,224,599	-1,115,188
Storeroom	90	323	365,463	-94,812
Nuclear fuel stock	0	0	-154,221	62,510
Financial assets - Itaipu and public service concessions	675,421	975,473	675,421	975,473
Hydrological Risk	0	0	182,066	0
Other	-65,146	334,004	1,254,419	627,044
	-302,216	-934,784	1,742,859	-3,238,204
Increase/(decrease) in operating liabilities
Suppliers	89,609	-1,767	2,713,669	3,328,370
Advances from customers	0	0	-10,899	-42,558
Lease	0	0	-61,179	-55,149
Estimated liabilities	9,757	12,984	282,487	254,900
Reimbursement Obligations	0	0	280,123	261,729
Sectorial Charges	0	0	167,823	352,358
Other	-83,622	94,856	-342,284	-466,774
	15,744	106,073	3,029,740	3,632,876

Cash from operating activities	-697,628	132,679	5,207,198	3,863,944

Payment of financial charges	-1,595,678	-1,286,980	-2,698,895	-2,099,327
Payment of charges to the global reversion reserve	-107,560	-684,577	-107,560	-684,577
Receipt of annual allowed revenue (financial asset)	0	0	837,799	699,786
Receipt of financial asset indemnities	0	0	0	3,325,109
Receipt of financial charges	1,404,420	1,470,999	884,247	860,009
Payment of Income Tax and Social Contribution	-265,947	-204,795	-651,797	-491,216
Receipt of compensation from investment in Shareholders’ Equitys	189,900	59,561	413,240	150,155
Payment of pension funding contributions	-32,520	-9,023	-127,108	-153,399
Payment of legal contingencies	-292,849	-573,315	-489,205	-686,254
Judicial deposits	-21,600	-98,250	-391,627	-332,304

Net cash from operating activities	-1,419,462	-1,193,701	2,876,292	4,451,926

Financing activities

Loans and financing obtained	169,670	2,179,372	2,727,484	6,783,762
Payment of loans and financing - Main	-1,975,222	-1,648,166	-3,573,180	-4,237,837
Payment of compensation to shareholders	-1,583	-19,859	-4,956	-22,602
Tax refinancing and contributions payments - main	0	0	-100,220	-73,188
Advance receipt for future capital increase	1,970,000	0	1,970,000	0
Other	0	0	127	2,290
Net cash from financing activities	162,865	511,347	1,019,255	2,452,425
Investment activities
Lending and financing granted	-937,936	-627,957	-83,651	-139,626
Receipt of loans and financing	2,847,036	2,689,556	1,933,467	1,877,213
Fixed assets acquisition	-49,185	-14,014	-1,386,271	-3,058,859
Intangible assets acquisition	0	0	-54,928	-238,230
Acquisition of concession assets	0	0	-1,702,875	-2,562,742
Acquisition/capital investment in equity	-465,044	-259,703	-2,762,049	-1,925,560
Advance concession for future capital increase	-527,007	-13,520	-500,050	-127,871
Other	0	0	50,595	3,190
Net cash from investment activities	867,864	1,774,362	-4,505,762	-6,172,485

Increase (decrease) in cash and cash equivalents	-388,733	1,092,008	-610,215	731,866

Cash and cash equivalents at beginning of year	691,719	88,194	1,393,973	1,407,078
Cash and cash equivalents at end of year	302,986	1,180,202	783,758	2,138,944
	-388,733	1,092,008	-610,215	731,866

Disclaimer:

This material contains calculations that may not yield an accurate sum or result due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.